UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*

AVEO Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

053588307
(CUSIP Number)

June 17, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Global Healthcare Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,278,045 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,278,045 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,278,045 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 4.95% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Partnership)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Global Healthcare GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,278,045 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,278,045 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,278,045 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 4.95% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Asset Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,350,000 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,350,000 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,000 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.23% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Partnership)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bihua Chen
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,350,000 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,350,000 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,000 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.23% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN (Individual)

Item 1.
(a)	Name of Issuer
AVEO Pharmaceuticals, Inc.
(b)	Address of Issuer’s Principal Executive Offices
30 Winter Street, Boston, MA 02108

Item 2.
(a)	Name of Person Filing
Cormorant Global Healthcare Master Fund, LP Cormorant Global Healthcare GP, LLC Cormorant Asset Management, LP Bihua Chen
(b)	Address of Principal Business Office or, if none, Residence
200 Clarendon Street, 52nd Floor Boston, MA 02116
(c)	Citizenship
Cormorant Global Healthcare Master Fund, LP - Cayman Islands Cormorant Global Healthcare GP, LLC - Delaware Cormorant Asset Management, LP - Delaware Bihua Chen - United States
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
053588307

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned***
Cormorant Global Healthcare Master Fund, LP – 1,278,045 shares Cormorant Global Healthcare GP, LLC – 1,278,045 shares Cormorant Asset Management, LP – 1,350,000 shares Bihua Chen – 1,350,000 shares
(b)	Percent of Class
Cormorant Global Healthcare Master Fund, LP – 4.95% Cormorant Global Healthcare GP, LLC – 4.95% Cormorant Asset Management, LP – 5.23% Bihua Chen – 5.23%

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
Cormorant Global Healthcare Master Fund, LP - 0 shares Cormorant Global Healthcare GP, LLC - 0 shares Cormorant Asset Management, LP - 0 shares Bihua Chen - 0 shares
	(ii)	shared power to vote or to direct the vote
Cormorant Global Healthcare Master Fund, LP – 1,278,045 shares Cormorant Global Healthcare GP, LLC – 1,278,045 shares Cormorant Asset Management, LP – 1,350,000 shares Bihua Chen – 1,350,000 shares
	(iii)	sole power to dispose or to direct the disposition of
Cormorant Global Healthcare Master Fund, LP - 0 shares Cormorant Global Healthcare GP, LLC - 0 shares Cormorant Asset Management, LP - 0 shares Bihua Chen - 0 shares
	(iv)	shared power to dispose or to direct the disposition of
Cormorant Global Healthcare Master Fund, LP – 1,278,045 shares Cormorant Global Healthcare GP, LLC – 1,278,045 shares Cormorant Asset Management, LP – 1,350,000 shares Bihua Chen – 1,350,000 shares

*** Shares reported herein for Cormorant Asset Management, LP represent shares which are beneficially by Cormorant Global Healthcare Master Fund, LP (the “Master Fund”), as reported herein, and a managed account (the “Account”).  Cormorant Global Healthcare GP, LLC serves as the general partner of the Master Fund. Cormorant Asset Management, LP serves as the investment manager to the Master Fund and the Account.  Bihua Chen serves as the managing member of Cormorant Global Healthcare GP, LLC and the general partner of Cormorant Asset Management, LP.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.
The percentages reported herein with respect to the Reporting Persons’ holdings are calculated based upon (i) a statement in the Issuer’s Prospectus Supplement dated June 16, 2020, as filed with the Securities and Exchange Commission on June 17, 2020, that there would be 24,580,616 shares of Common Stock of the Issuer outstanding immediately after public offering to which the Prospectus related, without taking into account any additional shares of Common Stock that might be issued to the underwriters of the offering upon the exercise of their overallotment option, and (ii) the statement in the Issuer's press release dated June 19, 2020 that, at the closing of such offering, the Issuer sold an additional 1,225,000 shares of Common Stock in connection with the partial exercise by the underwriters of their option to purchase additional shares.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits     Exhibit

99.1                  Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
June 29, 2020

CORMORANT GLOBAL HEALTHCARE MASTER FUND, LP
By: Cormorant Global Healthcare GP, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT GLOBAL HEALTHCARE GP, LLC
By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT ASSET MANAGEMENT, LP
By: Cormorant Asset Management GP, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

/s/ Bihua Chen
Bihua Chen